As filed with the Securities and Exchange Commission on
                                 March 31, 2000

                                File No. 70-8050

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                -------------------------------------------------

                        POST-EFFECTIVE AMENDMENT NO. 2 TO
                             APPLICATION-DECLARATION
                                   ON FORM U-1
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                -------------------------------------------------

                               UNITIL CORPORATION
                               6 Liberty Lane West
                        Hampton, New Hampshire 03842-1720
                -------------------------------------------------
                  (Name of companies filing this statement and
                     address of principal executive offices)

                               UNITIL CORPORATION
                -------------------------------------------------
                 (Name of top registered holding company parent)

                                 Mark H. Collin
                                    Treasurer
                               UNITIL CORPORATION
                               6 Liberty Lane West
                        Hampton, New Hampshire 03842-1720
                -------------------------------------------------
                     (Name and address of agent for service)

                  The Commission is requested to mail copies of
                   all orders, notices and communications to:

                              William S. Lamb, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                            New York, New York 10019

     Unitil hereby amends and restates this Application-Declaration as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

     Unitil Corporation, a New Hampshire corporation ("Unitil") and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby submits this application-declaration on Form U-1 (the "Application-Declaration") under the Act with the Securities and Exchange Commission (the "Commission") for authorization and approval under Sections 6(a) and 7 of the Act for the additional issuance of up to an aggregate of 200,000 shares of its no par value common stock ("Common Stock") under its dividend reinvestment and stock purchase plan ("DRIP") and up to an aggregate of 150,000 shares of its Common Stock under its tax-deferred savings and investment plan ("401(k) Plan").

     By prior Commission orders dated November 16, 1992 (File No. 70-8050, HCAR No. 35-25677) and February 7, 1997 (File No. 70-8969, HCAR No. 35-26663), Unitil
was authorized to issue and sell 253,654 shares of Common Stock under its DRIP (the "DRIP Shares")./1/ Of that amount, 15,030 shares remained unsold as of February 1, 2000. The orders also authorized Unitil to issue and sell 229,636 shares of Common Stock under its 401(k) Plan (the "401(k) Plan Shares")./2/ Of that amount, 44,393 shares remained unsold as of February 1, 2000.

     In addition to the previously authorized DRIP Shares and 401(k) Plan Shares, Unitil now proposes to issue and sell an additional 200,000 shares of its authorized Common Stock pursuant to its DRIP and an additional 150,000 shares of Common Stock pursuant to its 401(k) Plan./3/ The shares available for such additional issuances under the DRIP and the 401(k) Plan will come from authorized but unissued shares of Common Stock and shares purchased by Unitil on the open market. Any such purchases of Common Stock on the open market pursuant to either the DRIP or the 401(k) Plan shall be exempt under Rule 42 of the Act. The newly authorized shares of Common Stock shall be sold to the participants under each of the DRIP and 401(k) Plan at current market prices as set forth below or as more fully described in the DRIP and the 401(k) Plan.

     A.   Description of Dividend Reinvestment and Stock Purchase Plan

     Participants in the DRIP may (i) have cash dividends on all or part of their Common Stock automatically reinvested at current market prices and/or (ii) invest optional cash payments ranging from $25 to $5,000 per calendar quarter at current market prices, whether or not dividends are being reinvested. Employees of Unitil and its subsidiaries who are eligible to participate have the additional option of utilizing payroll deductions in the place of making direct cash payments. No commission or service charge is paid by participants in connection with purchases under the

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/1/  Adjusted to reflect a two-for-one stock split that occurred on December 11,
     1992.

/2/ Adjusted to reflect a two-for-one stock split that occurred on December 11, 1992.

/3/ Holders of shares of Common Stock issued pursuant to Unitil's 401(k) Plan are eligible to participate in the DRIP.
----------

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

DRIP. Current market prices for original issue shares will be the average of the high and low prices reported by the American Stock Exchange during each of the last five trading days prior to the date of the dividend payment. Current market prices for shares purchased on the open market will be the weighted average of the actual prices paid for all of the shares purchased for the related quarter.

     A more complete description of the provisions of the DRIP is incorporated by reference as Exhibits C-1 and C-2 hereto. The additional issuance of Common Stock through the DRIP is made pursuant to a registration statement on Form S-3, a copy of which is attached hereto as Exhibit C-2.

     B.   Description of Tax-Deferred Savings and Investment Plan

     Unitil maintains a 401(k) Plan that has been qualified under Section 401(k) of the Internal Revenue Code of 1986. The 401(k) Plan is available to all employees of Unitil and its subsidiaries. The amounts contributed to the funds generated thereby are held in trust and invested according to the participant's directions among nine investment funds, one of which holds Unitil Common Stock.

     A more complete description of the provisions of the 401(k) Plan is incorporated by reference as Exhibits C-3 and C-4 hereto. The additional issuance of Common Stock through the 401(k) Plan is made pursuant to a registration statement on Form S-8, a copy of which is attached hereto as Exhibit C-4.

     C.   Involvement of Unitil and its Affiliates with Exempt
          Wholesale Generators and Foreign Utility Companies

     The proposed transactions may be subject to Rules 53 and 54 under the Act. Neither Unitil nor any subsidiary thereof presently has, or as a consequence of the proposed transactions will have, an interest in any exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as those terms are defined in Sections 32 and 33 of the Act, respectively. None of the proceeds from the proposed transactions will be used to acquire any securities of, or any interest in, an EWG or FUCO. Moreover, neither Unitil nor any of its subsidiaries is, or as a consequence of the proposed transactions will become, a party to, and such entities do not and will not have any rights under, a service, sales or construction contract with any affiliated EWGs or FUCOs except in accordance with the rules and regulations promulgated by the Commission with respect thereto. Consequently, all applicable requirements of Rule 53(a)-(c) under the Act are satisfied as required by Rule 54 under the Act.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses of Unitil are expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:

     Filing fee under the Securities Act
     of 1933                             .......................... $*

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

     Other filing fees                   .......................... $*
     American Stock Exchange
     Listing Fee                         .......................... $*
     Legal fees                          .......................... $*
     Exchanging, printing and engraving
     of stock certificates               .......................... $*
     Miscellaneous                       .......................... $*
                                  Total  .......................... $*

     *    To Be Filed By Amendment.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

     Sections 6 and 7 of the Act are directly applicable to this Application-Declaration. The proposed issuance and sale of additional shares of Common Stock through the DRIP and 401(k) Plan are subject to Sections 6 and 7 of the Act. Unitil requests that this Application-Declaration be allowed to become effective under Section 7 of the Act with respect to the additional issuances of Common Stock described in Item 1 above to be issued pursuant to each of the plans.

ITEM 4.  REGULATORY APPROVALS

     No state or federal  commission  other than the Commission has jurisdiction
with   respect  to  any  of  the   proposed   transactions   described  in  this
Post-Effective Amendment.

ITEM 5.  PROCEDURE

     It is requested that the Commission issue and publish no later than March 31, 2000, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than April 25, 2000 as the date after which an order granting and permitting this Application-Declaration to become effective may be entered by the Commission and that the Commission enter not later than April 26, 2000, an appropriate order granting and permitting this Application-Declaration to become effective.

     Unitil respectfully requests that appropriate and timely action be taken by the Commission in this matter. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

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

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

     a)  Exhibits

            Exhibit No.                  Description of Exhibit
            -----------                  ----------------------

               A-1 Articles of Incorporation of Unitil (Filed with the Commission as Exhibit 3.1 to Form S-14 Registration Statement No. 2-93769, as amended in Exhibit 3.2 to Unitil's 1992 Form 10-K, and incorporated by reference herein).

               C-1 Unitil Dividend Reinvestment and Stock Purchase Plan (Filed with the Commission with Unitil's Registration Statement No. 333- 21765 and incorporated by reference herein).

               C-2 Form S-3 Registration Statement relating to Unitil's issuance of additional shares under its DRIP (To Be Filed By Amendment).

               C-3 Unitil Tax Deferred Savings and Investment Plan (Filed with the Commission as Exhibit 4A to Unitil's Registration Statement No. 33- 24436 and incorporated by reference herein).

               C-4 Form S-8 Registration Statement relating to Unitil's issuance of additional shares under its 401(k) Plan (To Be Filed By Amendment).

               F-1       Opinion of Counsel (To Be Filed By Amendment).

               F-2       "Past  Tense"  Opinion  of  Counsel  (To  Be  Filed  By
                         Amendment).

               G-1       Financial Data Schedule (Previously Filed).

               H-1       Proposed Form of Notice (Previously Filed).

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

     b)  Financial Statements

                No.                Description of Financial Statements
                ---                -----------------------------------

               FS-1 Unitil Corporation Unaudited Consolidated Actual Balance Sheets, as of September 30, 1999, and Statement of Earnings and Cash Flows for the nine month period ended September 30, 1999 (Filed with the Commission with Unitil's 10-Q for the period ended September 30, 1999 and incorporated by reference herein).

               FS-2 Unitil Corporation Unaudited Consolidated Actual and Pro Forma Balance Sheets, as of September 30, 1999 (Previously Filed).

               FS-3 Unitil Corporation Unaudited Consolidated Actual and Pro Forma Statement of Earnings for the nine months ended September 30, 1999 (Previously Filed).

               FS-4 Unitil Corporation Notes to Unaudited Consolidated Pro Forma Statements (Previously Filed).

               FS-5 Unitil Corporation (Company Only) Unaudited Actual and Pro Forma Balance Sheets, as of September 30, 1999 (Previously Filed).

               FS-6 Unitil Corporation (Company Only) Unaudited Actual and Pro Forma Statement of Earnings for the nine months ended September 30, 1999 (Previously Filed).

               FS-7 Unitil Corporation (Company Only) Notes to Unaudited Pro Forma Statements (Previously Filed).

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this Application-Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application-Declaration will result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are

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

not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 31, 2000

                                              UNITIL CORPORATION


                                              By:/s/ Mark H. Collin
                                                 --------------------------
                                              Name:  Mark H. Collin
                                              Title: Treasurer

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